ROBERT A. FREEDMAN	January 13, 2020	EMAIL RFREEDMAN@FENWICK.COM Direct Dial (650) 335-7292

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].” THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Julia Griffith Dietrich King
Christine Tourney
Angela Connell

Re:	Arcutis Biotherapeutics, Inc. Registration Statement on Form S-1 Filed January 6, 2020 File No. 333-235806

Ladies and Gentlemen:

On behalf of Arcutis Biotherapeutics, Inc. (the “Company”), we submit this letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-235806) (the “Registration Statement”), to further address comment 10 of the Staff set forth in its letter to the Company dated October 4, 2019, concerning valuation considerations related to the Company’s equity awards. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY ARCUTIS BIOTHERAPEUTICS, INC.

Securities and Exchange Commission

Division of Corporation Finance

January 13, 2020

Preliminary IPO Price Range

We advise the Staff that the Company currently anticipates that it will include a price range in its preliminary prospectus for the proposed offering that will be between $[***] and $[***] per share (the “Preliminary Price Range”) with a midpoint of anticipated range of approximately $[***]. The Company plans to effect a reverse stock split in connection with its Offering pursuant to a future amendment of the Company’s certificate of incorporation that will be filed with the Secretary of State of the State of Delaware before filing the Preliminary Prospectus with the Commission (the “Stock Split”). The share numbers and stock prices set forth in this letter do not reflect the Stock Split and are all pre-split.

The Preliminary Price Range has been determined based, in part, upon current market conditions and the input received from the lead underwriters on the proposed initial public offering (the “Offering”), including discussions that took place on January 3, 2020 among the senior management of the Company and discussions on January 10, 2019 among the Pricing Committee of the Company’s Board of Directors (the “Board”) and senior management of the Company. Prior to January 3, 2020, the senior management of the Company had not held formal discussions with the underwriters regarding a price range for the Offering. Additionally, on December 20, 2019 the senior management of the Company held preliminary and informal discussions with the lead underwriters regarding a potential price range for the Offering. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock (“Common Stock”) and assumes a successful Offering in late January 2020 with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold to a third party.

The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement (the “Bona Fide Price Range”) prior to the distribution of any preliminary prospectus, but the parameters of the Bona Fide Price Range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business and market developments affecting the Company. The spread within the Bona Fide Price Range will be no more than 20%. The Company expects to include the Bona Fide Price Range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as January 21, 2020.

Fair Value Determinations

Given the absence of an active market for the Common Stock, the Board was required to estimate the fair value of the Common Stock at the time of each equity-based award based upon several factors, including the Board’s consideration of input from management and third-party valuations.

We supplementally advise the Staff that, as described on pages 96 through 97 of the Registration Statement, the Board has considered a variety of factors in determining the fair value of the Common Stock for purposes of granting stock options to date. Due to the absence of an active market for the Common Stock, the fair value of its Common Stock was determined in good faith by the Board, with the assistance and upon the recommendation of management and valuations of the Common Stock prepared by an unrelated third-party valuation firm, based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid, including:

CONFIDENTIAL TREATMENT REQUESTED BY ARCUTIS BIOTHERAPEUTICS, INC.

Securities and Exchange Commission

Division of Corporation Finance

January 13, 2020

•	contemporaneous valuations of its shares of Common Stock;

•

the prices of each of series of preferred stock sold by the Company to outside investors in arm’s length transactions, and the rights, preferences and privileges of each of these series of preferred stock relative to its Common Stock;

•	the Company’s results of operations, financial position and the status of its research and development efforts;

•	the composition of the management team and Board;

•	the material risks related to the business;

•	the market performance of publicly traded companies in the life sciences and biotechnology sectors;

•	the likelihood of achieving a liquidity event for the holders of shares of Common Stock, such as a sale of the company or an initial public offering, given prevailing market conditions;

•	the lack of marketability of the Common Stock; and

•	external market conditions affecting the life sciences and biotechnology industry sectors.

A summary of the Company’s stock option grants and the associated valuations for the period starting January 1, 2019 through the date of this letter are below:

Grant date	Number of common shares underlying options granted(1)	Exercise price or purchase per share of Common Stock	Estimated fair value per share of Common Stock	Valuation date
March 5, 2019	373,750	$0.84	$0.84	August 31, 2018
March 13, 2019	1,767,200	$0.84	$0.84	August 31, 2018
May 14, 2019	550,000	$0.84	$0.84	August 31, 2018
June 11, 2019	240,000	$0.84	$0.84	August 31, 2018
October 18, 2019	340,000	$3.26	$3.26	September 25, 2019
October 28, 2019	580,000	$3.26	$3.26	September 25, 2019
November 20, 2019	1,083,500	$3.26	$3.26	September 25, 2019
December 18, 2019(2)	26,500	$0.29	$3.26	September 25, 2019

(1)	All grants are stock option grants unless otherwise indicated.
(2)	Restricted stock grant.

Major company events that indicated an increase in value were used as inflection points to obtain additional financing, as such valuations were performed in conjunction with issuance of convertible preferred stock, which were determined to be arms-length transactions. The valuation performed on August 31, 2018 was based on the Company’s Series B convertible preferred stock financing (the “Series B Financing”), which contemplated increases in value associated with the AstraZeneca license agreement entered into in July 2018, as well as Company progress to that date, including the results of the Company’s

CONFIDENTIAL TREATMENT REQUESTED BY ARCUTIS BIOTHERAPEUTICS, INC.

Securities and Exchange Commission

Division of Corporation Finance

January 13, 2020

Phase 2a study in psoriasis. Major Company events which reflected additional increases in value after the August 31, 2018 valuation were reflected in the valuation performed as of September 25, 2019 and included the Company’s Series C convertible preferred stock financing (the “Series C Financing”), which closed in October 2019 but was included in the analysis, the results of the Phase 2b study in psoriasis, completed in July 2019, as well as the Company’s progress towards an initial public offering (“IPO”) that started with the organizational meeting in August 2019, which allowed the reasonable estimation of the form and timing of potential liquidity events.

The dates of the valuations were not contemporaneous with the grant dates of the Company’s equity awards. Therefore, the Company considered the amount of time between the valuation date and the grant date to determine whether to use the latest Common Stock valuation for the purposes of determining the estimated fair value of its Common Stock for financial reporting purposes. For grants made between the dates of the valuations, when the Board determined that there had not been any significant changes in the equity value of the Company, it used the fair value of the Common Stock as of the date of the most current valuation report, taking into consideration the factors noted above.

Summary of Method Used by Valuation Date

For the August 31, 2018 valuation, the Company utilized the Backsolve Method, which utilized the recent Series B Financing and applied the Black-Scholes option pricing method (“OPM”), which is an accepted valuation method under the AICPA Practice Guide, for determining the fair value of its Common Stock. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences, participation rights and strike prices of derivatives. The Backsolve Method was utilized as the Company determined that the Series B Financing was an arms-length transaction and because the Company could not reasonably estimate the form and timing of potential liquidity events as of the time of grant for awards issued prior to October 18, 2019. At each grant date, the Board considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the fair value of its Common Stock. For the September 25, 2019 valuation, the Company has applied the hybrid method for determining the fair value of its Common Stock, as discussed below. The Company elected to utilize the hybrid method as estimates regarding potential outcomes were considered reasonable.

At each grant date, the Board considered whether any events occurred that would trigger any material changes to the estimated fair value of the business from the previous valuation date. Under the hybrid method, the per share value of the Common Stock is estimated based upon the probability-weighted present value of expected future equity values for the Common Stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for a lack of marketability.

The restricted stock award granted on December 18, 2019 was issued in replacement of vested options that had expired with a purchase price that was less than the fair market value on the date of grant. The difference between the purchase price and fair market value will be recognized as compensation expense in the fourth quarter of fiscal 2019.

CONFIDENTIAL TREATMENT REQUESTED BY ARCUTIS BIOTHERAPEUTICS, INC.

Securities and Exchange Commission

Division of Corporation Finance

January 13, 2020

Summary of Most Recent Valuation

On October 18, 2019, the Company determined the fair value of its Common Stock to be $3.26 per share (the “Estimated Fair Value Per Share”). This determination was based in part on a third-party valuation conducted as of September 25, 2019 (the “September 25 Valuation”) utilizing the hybrid method. For purposes of the Estimated Fair Value Per Share, the Company anticipated a [***]% probability of an IPO event to occur in January 2020 and a [***]% probability of an IPO event to occur in December 2020. However, the likelihood of the Company consummating an IPO in the near-term was not certain, and due to market uncertainty and various strategic business factors, the Company also considered alternative scenarios for the Company. Ultimately, the Company determined the Estimated Fair Value Per Share assuming three potential future events:

(i)	an IPO in January 2020 (the “Early IPO”);

(ii)	an IPO in December 2020 (the “Late IPO”); and

(iii)	the Company continuing to remain privately held (“Stay Private”).

The Board, in consultation with management, weighted the aggregate probability of an IPO at [***]% and Stay Private scenario at [***]%. The Board also determined that it was more likely that an IPO would occur in January 2020 as compared to potential alternative IPO timing scenarios occurring in December 2020. The Company believes that the potential future events used in the September 25 Valuation and the probability weighting of each future event was appropriate at the time, in light of the Company’s stage of development, operating results, its prospects for an IPO in the near term, general conditions in the capital markets, including with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO in light of prevailing market conditions. The timing of these future liquidity event scenarios was determined based primarily on input from the Board and management.

Discussion of Estimated Fair Value Per Share Results

As noted above, the hybrid method allocates the projected equity value to each share class at each potential future event date, taking into consideration the rights and preferences of each class of equity and the anticipated timing of each event, and then discounts the results to present value using an appropriate risk adjusted discount rate. A discount for lack of marketability is then applied, as the Company is a closely held, non-public company with no ready market for its shares, to arrive at an estimated fair value per share for each event. Finally, the estimated fair values per share are probability weighted to arrive at a probability-weighted fair value per share.

To derive its equity value in the Early IPO and Late IPO scenarios, the Company relied upon an analysis of similarly situated comparable companies at the time of their IPOs. For the Stay Private scenario, the Company estimated an equity value by applying the Backsolve Method based on the Company’s Series C Financing, which closed on October 8, 2019. After estimating the Company’s total equity value based on the sale price of the Company’s Series C Financing, that value was allocated to the various classes of the Company’s equity using the OPM.

The selection of the discount for lack of marketability was based on the Protective Put Method, a method of estimating a discount for lack of marketability using the OPM as outlined in the AICPA Practice Guide. This method considers the duration of any restrictions or period of anticipated illiquidity in each of the IPO scenarios and Stay Private scenario. As the Company approaches a liquidity event that would result in a ready and liquid market for its stock, the discount for lack of marketability decreases.

CONFIDENTIAL TREATMENT REQUESTED BY ARCUTIS BIOTHERAPEUTICS, INC.

Securities and Exchange Commission

Division of Corporation Finance

January 13, 2020

The following table sets forth the results of the hybrid method analysis used to determine the Estimated Fair Value Per Share:

	Early IPO			Late IPO			Stay Private
Value of Equity (in millions)	$	[***]		$	[***]		$	[***]
Time to Event (in years)		[***]			[***]			[***]
Common Stock Value Per Share[1]	$	[***]		$	[***]		$	[***]
Discount for Lack of Marketability		[***]	%		[***]	%		[***]	%
Estimated Weighted Value Per Share	$	[***]		$	[***]		$	[***]
Probability Weighting		[***]	%		[***]	%		[***]	%
Probability-Weighted Fair Value Per Share					$3.26

1	After discounting to present value

Comparison to Preliminary Assumed IPO Price

The Preliminary Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of product development and/or with product candidates to treat a similar indication, (b) a comparison of comparable company valuations at the time of their respective IPOs; (c) developments in the Company’s business, (d) input received from the Company’s “testing the waters meetings,” (e) the Company’s Series C Financing in October 2019 at $5.8148 per share (f) a comparison of the valuation increases for comparable companies at the time of their respective IPOs; and (g) current market conditions from the Company’s underwriters. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s Common Stock and assumes a successful Offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, Board, and the underwriters.

The Company submits that additional reasons for the difference between the fair value per share of Common Stock used for the stock options granted and the midpoint of the Preliminary Price Range include:

•

Differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company and used to determine the Preliminary Price Range, which assumes a successful Offering as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations determined by the Board as described above in connection with the description of methodologies used.

CONFIDENTIAL TREATMENT REQUESTED BY ARCUTIS BIOTHERAPEUTICS, INC.

Securities and Exchange Commission

Division of Corporation Finance

January 13, 2020

•

The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the determination of the Preliminary Price Range.

•

The expected proceeds of a successful Offering would substantially increase the Company’s cash balances. In addition, the completion of an Offering would potentially provide the Company with readier access to the public equity markets.

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Common Stock. Upon the closing of this offering, all outstanding shares of the Company’s preferred stock will convert into Common Stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the Common Stock.

•

The Company’s progress including the results from the Phase 2a study in Atopic Dermatitis completed in December 2019 and the exercise of the exclusive option under the Hengrui License Agreement in December 2019.

•	The time value of money taking into account the expected timing of the Offering and potential delays in that timing.

•	The possibility that the account offering price could be lower than the Preliminary Price Range.

•	The 180 day lock up to which the shares underlying stock options will be subject after the Offering.

The Preliminary Price Range reflects the fact that investors may be willing to purchase shares in the Offering at a per share price that takes into account other factors that may not have been expressly considered in the Company’s prior valuations as a private company and are not objectively determinable and that valuation models are not able to quantify with any level of certainty

Conclusion

As such, taking into account all of the above, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid. The Company also believes that the fair values determined by the Board for the Common Stock underlying each stock option grant are appropriate and demonstrate the Board’s consideration of all relevant factors in determining fair value at each valuation date. Accordingly, the Company submits that it believes that its determination of the fair value of the Common Stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants, including with respect to the October 18, 2019, October 28, 2019 and November 20, 2019 stock option grants and the December 18, 2019 restricted stock grant.

The Company advises the Staff that the Company intends to use the midpoint of the Bona Fide Price Range disclosed in the Company’s preliminary prospectus to value, for accounting purposes, any additional stock options granted after the date that the underwriters recommended the Preliminary Price Range until the time that the Registration Statement is declared effective.

*         *         *

CONFIDENTIAL TREATMENT REQUESTED BY ARCUTIS BIOTHERAPEUTICS, INC.

Securities and Exchange Commission

Division of Corporation Finance

January 13, 2020

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in his absence, Julia Forbess at (415) 875-2420.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman

cc:	Todd Franklin Watanabe, President and Chief Executive Officer
John W. Smither, Chief Financial Officer
Arcutis Biotherapeutics, Inc.

Matthew S. Rossiter, Esq.
Julia Forbess, Esq.
Fenwick & West LLP

Brian J. Cuneo, Esq.
Mark V. Roeder, Esq.
Ross McAloon, Esq.
Latham and Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY ARCUTIS BIOTHERAPEUTICS, INC.